Exhibit T3B.31

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBL STATESBORO MEMBER, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT OF CBL STATESBORO MEMBER, LLC is made, adopted and entered into, and shall be effective as of the 30th day of May, 2008, by and belween CBL & ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership (“CBL OP”), and CBL & ASSOCIATES MANAGEMENT, INC., a Delaware corporation (“CBL Management”).

RECITALS:

WHEREAS, CBL Statesboro Member, LLC (the “Company”) was formed by the organizer as a limited liability company under and pursuant to the Act (as hereinafter defined) by the filing of the Articles of Organization with the Georgia Secretary of State on May 30, 2008;

WHEREAS, the Company was organized for the purpose of owning membership interests in, and serving as the managing member of, Statesboro Crossing, LLC, a Georgia limited liability company (the “Venture”);

WHEREAS, the Venture is the owner of certain real estate located in Statesboro, Georgia and the open air shopping center development to be constructed thereon and known as Statesboro Crossing (the “Shopping Center”);

WHEREAS, pursuant to the terms of that certain Agreement dated on or about April 30, 2008 between CBL OP and CBL Management, CBL OP shall contribute and assign its fifty percent (50%) membership interest in the Venture to the Company to be evidenced by an Assignment of Limited Liability Company Interests to be effective as of the date hereof; and

WHEREAS, CBL OP and CBL Management desire to set forth in this Agreement the rules, regulations, and provisions regarding the management of the business of the Company, the regulation of the affairs of the Company, the governance of the Company, the conduct of the Company’s business and the rights and privileges of the Members.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01      Definitions.    Capitalized words and phrases used in this Agreement, including the terms and phrases used above, shall have the meanings set forth in this Section 1.01 unless defined clsewhere herein:

“Act” means the Georgia Limited Liability Company Act, as amended from time to time.

“Adjusted Capital Account Deficit” mcans, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i)      Credit to such Capital Account any amounts which such Member is obligated to restore or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii)     Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Agreement” means this Limited Liability Company Agreement as originally executed, as the same may be amended, modified, supplemented or restated from time to time.

“Articles of Organization” means the Articles of Organization of the Company as filed with the Georgia Secretary of State on May 30, 2008, as the same may be amended or restated from time to time.

“Bankruptcy Law” means any law relating to bankruptcy, insolvency, reorganization, liquidation or other relief of debtors, including Title 11 of the United States Code, as amended.

“Capital Account” means, with respect to any Member, the capital account maintained for such Member in accordance with Section 10.05.

“Capital Contribution” means, with respect to any Member, the total amount of cash and the fair market value of property (other than cash) contributed to the Company by such Member.

“Chief Manager” means CBL & Associates Limited Partnership or its successor as appointed pursuant to the provisions of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means CBL Statesboro Member, LLC, the limited liability company formed by the organizer of the Company.

“Company Minimum Gain” has the meaning ascribed to “partnership minimum gain” in Section 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

“Convey” means the act of making a Conveyance.

“Conveyance” means the transfer of ownership by sale, exchange, assignment, gift, donation, grant or other conveyance of any kind, whether voluntarily or involuntarily, including conveyances by operation of law or legal process and hereby expressly includes, with respect to a Member, any voluntary or involuntary (a) appointment of a receiver, trustee, liquidator, custodian or other similar official for such Member or all or any part of the property of such Member under any Bankruptcy Law; (b) gift, donation, transfer by will or intestacy or other disposition, whether inter vivos or mortis causa; and (c) transfer or other disposition to a spouse or former spouse including by reason of a separation agreement or divorce, equitable or community or marital property distribution; judicial decree or other court order relating to the division or partition of property between spouses or former spouses or other persons).

“Depreciation” means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period, except that if the book value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning book value as the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such asset’s beginning book value using any reasonable method selected by the Members.

“Entity” means any general partnership, limited partnership, limited liability company, corporation joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

“Events of Dissolution” shall have the meaning assigned to that term in Section 16.01.

“Fiscal Year” shall mean the Company’s fiscal year, which shall be the calendar year.

“Investment Property” shall mean the Shopping Center excluding the Outparcels.

“Member Nonrecourse Debt” has the meaning ascribed to “partner nonrecourse debt” in Section 1.704-2(b)(4) of the Regulations.

“Member Nonrecourse Debt Minimum Gain” means, an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

“Member Nonrecourse Deductions” has the meaning ascribed to “partner nonrecourse deductions” as set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

“Members” means those Persons listed on Exhibit “A”, together with any persons who are hereafter admitted as Members pursuant to the provisions of this Agreement. “Member” means any one of the Members.

“Membership Interest” means a Member’s entire interest in the Company.

“Net Cash Flow” means the cash receipts generated from the ordinary day-to-day operations of the business of the company and from all other sources available to the company including sales of assets and refinancings, without deduction of depreciation, cost recovery, and other non-cash charges, but after deductions for the following:

(i)      the payment or the accrual for payment, of all operating expenses, capital costs relating to the business of the Company and its assets including, with interest, amortization and other charges or provisions (i.e., escrows) pursuant to Company indebtedness, the cost of the Company’s tax returns, tax shelter registration and reporting costs, if any, filing fees and any fees, taxes or costs required to be paid by the Company to maintain its existence as a valid business enterprise in good standing in the State of Georgia;

(ii)     provisions for the reasonable current and future working capital requirements of the Company or for the preservation of the Company’s assets, as determined by the Chief Manager; and

(iii)    other reserves which, in the discretion of the Chief Manager, are necessary for the operation of the Company’s business.

“Net Profits” or “Net Losses” means, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such Fiscal Year or period in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)      Any expenditures of the Company described in Section 705(a)(2)(B) of the Code, or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(1) of the Regulations, and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be subtracted from such taxable income or loss;

(b)      Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(c)      In the event the book value of any Company asset is adjusted pursuant to Regulations Sections 1.704-(1)(b)(2)(iv)(e) or (1), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(d)      Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its book value;

(e)      In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

(f)      To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts a result of a distribution other than in liquidation of a Member’s Membership Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g)      Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 12.03 hereof shall not be taken into account in computing Net Profits or Net Losses.

The amounts of items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 12.03 hereof shall be determined by applying rules analogous to those set forth in Sections (a) through (f) above.

“Nonrecourse Deductions” has the meaning set forth in Section 1.704-2(b)(1) and (c) of the Regulations.

“Nonrecourse Liability” has the meaning set forth in Section 1.752-(a)(2) of the Regulations.

“Organizer” shall have the meaning ascribed to such term in Section 2.01.

“Outparcels” means those certain portions of the Shopping Center as designated on the site plan attached hereto as Exhibit “C” which are contemplated to be sold to third parties as determined in accordance with the terms of that certain Limited Liability Company Agreement of Statesboro Crossing, LLC dated August 28, 2007, as amended (the “Venture Agreement”). Upon the approval of the Members, the Chief Manager may revise or replace Exhibit “C” hereto to reflect any change in the designation of the Outparcels.

“Ownership Percentage” means, for each Member, the percentage determined at any given time by dividing such Member’s Capital Contribution at such time by the total amount of Capital Contributions of all Members. The Ownership Percentage of each Member is set forth on Exhibit “A” attached hereto.

“Person” means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such “Person” where the context so permits.

“Reserves” means, with respect to any fiscal period, funds or amounts set aside or Otherwise allocated during such period to reserves for working capital, to make acquisitions, repairs, and replacements, and to pay taxes, insurance, debt service, future anticipated, unforeseen or contingent liabilities, or other costs or expenses incident to the Company’s operations or ownership of the Company’s assets.

“Securities Act” means the Securities Act of 1933, as amended.

“Shopping Center” shall have the meaning set forth in the recitals above.

“Transfer” means (a) as a noun, any Conveyance or other transfer, alienation, lease, mortgage, pledge, encumbrance or hypothecation, and (b) as a verb, the act of making any voluntary or involuntary Transfer.

“Treasury Regulations” or “Regulations” shall mean the federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations exist or may hereafter be amended from time to time (including corresponding provisions of succeeding regulations).

1.02      Rules of Construction.

(a)      All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural, and the plural shall include the singular. Titles of Articles and Sections in this Agreement are for convenience only, and neither limit nor amplify the provisions of this Agreement, and all references in this Agreement to Articles, Sections, Subsections, Exhibits or Schedules shall refer to the corresponding Article, Section, or Subsection of, or Exhibit or Schedule attached to, this Agreement, unless specific reference is made to the articles, sections or other subdivisions of, or Exhibits or Schedules to, another document or instrument. All Exhibits or Schedules attached hereto are by reference made a part hercof. All references to any instrument, document or agreement shall, unless the context otherwise requires, refer to such instrument, document or agreement as the same may be, from time to time, amended, modified, supplemented, renewed, extended, replaced or restated.

(b)      Any reference to the Act, Code or other statutes, laws, or regulations (including the Regulations), forms or schedules shall include the amendments, modifications, or replacements thereof. Whenever used herein, “or” shall include both the conjunctive and disjunctive, “any” shall mean “one or more,” and “including” shall mean

“including without limitation.” Unless the context indicates otherwise, “member” or “members” and “limited liability company” or “limited liability companies” shall be substituted in and for refrences to “partner” or “partners” and “partnership” or “partnerships,” respectively, in the Code, Regulations and any pronouncements by the Internal Revenue Service.

(c)      Terms not otherwise defined in this Agreement shall have the meanings set forth in the Act.

ARTICLE II

FORMATION

2.01      Formation.  The Members hereby acknowledge formation of the Company by the filing of the Articles of Organization with the Georgia Secretary of State by Jeffery V. Curry as the organizer of the Company (the “Organizer”). The Members were admitted to the Company upon execution of a counterpart signature page to this Agreement.

2.02      Name.  The name of the Company is CBL Statesboro Member, LLC. The Company may adopt and conduct its business under such assumed or trade names as the Chief Manager may from time to time determine. The Company shall file any assumed or fictious name certificates as may be required to conduct business in any state.

2.03      Principal Office and Place of Business.  The principal office and place of business of the Company shall be CBL Center, Suite 500, 2030 Hamilton Place Boulevard, Chattanooga, Tennessee 37421. The business of the Company may also be conducted at such other or additional place or places or offices as may hereafter be designated by the Chief Manager.

2.04      Registered Office and Registered Agent.  The name and Georgia street address of the Company’s initial registered agent are Corporation Service Company, 40 Technology Parkway South, #300, Norcross, Gwinnett County, Georgia 30092.

2.05      Term.  The term of the Company commenced on the date the Articles of Organization were filed with the Georgia Secretary of State and shall continue until the Company is dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

2.06      Title to Company Assets.  The assets of the Company shall be owned by the Company as an entity. No Member shall have any ownership interest (but may have a security interest) in the assets of the Company. Each Member’s Membership Interest shall be personal property for all purposes. Except as otherwise provided in this Agreement, the Company shall hold all assets of the Company in the name of the Company and not in the name of any Member.

2.07      Taxation.  It is the intention of the Members that the Company be treated as a partnership for federal income tax purposes.

2.08      Resignation of Organizer.  Upon execution of this Agreement by the Members, Organizer shall resign his position as organizer and the Company shall carry on its business in accordance with the Act, the Articles of Organization and this Agreement. The Members, upon execution of this Agreement, hereby accept the resignation of the Organizer and agree to defend and indemnify the Organizer and hold the Organizer harmless from, against, for and in respect of any and all liabilities of the Company, whether now existing or hereafter incurred or arising.

ARTICLE III

BUSINESS OF COMPANY

The Company was organized to engage in any business or activity permitted under the Act, including owning membership interests in, and serving as the managing member of, the Venture. The Company shall have the full power and authority to conduct its business as provided by this Agreement, the Act and applicable law.

ARTICLE IV

NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are set out on Exhibit “A” attached hereto.

ARTICLE V

MANAGEMENT

The overall management of the business and affairs of the Company shall be vested in the Chief Manager. Except as otherwise set forth in this Agreement, all decisions with respect to the management of the Company shall be made by the Chief Manager.

ARTICLE VI

MANAGERS

6.01      Election, Withdrawal and Removal of Managers.  The Company shall at all times have at least two (2) Managers, those being the Chief Manager and the Secretary, and the Company may have any number of Assistant Secretaries. The Chief Manager and Secretary shall be the Persons designated as such on Exhibit “B” attached hereto, each of whom shall hold office until removal from office or until its respective successor is duly elected and qualified. Any number of manager positions, other than Chief Manager and Secretary, may be held by the same person. A Manager need not be a Member. The Members may at any time, elect new, additional or substitute Managers. The Members may, at any time and without cause, remove any one (1) or more of the Managers. The Members may, at any time, eliminate any Manager position other than that of the

Chief Manager and the Secretary. Any Manager may, at any time and upon thirty (30) days prior written notice to the Members, resign as a Manager, but such resignation shall not affect its status as a Member, if any.

6.02      Chief Manager.  The Chief Manager shall:

(a)      See that all orders and resolutions of the Members are carried into effect;

(b)      Sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated or limited (i) by the Articles of Organization, (ii) by this Agreement, or (iii) by the Members to some other Manager or agent of the Company;

(C)      Carry out the day to day operations of the Company in accordance with the direction of and subject to the review of the member:

(d)      Perform other duties prescribed by the Members, by this Agreement, or by the Act; and

(e)      In the event the Company has a vacancy in the office of Secretary, any notices, documents or other matters that otherwise are required to go to the Secretary may be delivered to the Chief Manager.

6.03      Secretary.  The Secretary shall:

(a)      Keep accurate membership records for the Company;

(b)      Maintain records of and, whenever necessary, certify all proceedings of the Member of the Company;

(c)      Receive notices required to be sent to the Secretary and to keep a record of such notices in the records of the Company; and

(d)      Perform other duties prescribed by the Members or by the Chief Manager.

6.04      Assistant Secretaries.  The Assistant Secretaries shall:

(a)      In general, perform all the duties of the Secretary; and

(b)      Perform such other duties as shall be assigned to them by the Members, the Chief Manager, or the Secretary.

6.05      Other Managers. If the Members elect other Managers in addition to the Chief Manager and Secretary, such other Manager shall perform such duties as are specifically designated by the Member.

6.06      Compensation of Managers. Except as may be expressly provided for herein or hereafter approved by the Members, no payment will be made by the Company to any Manager solely for the services of such Manager.

6.07      Conflict of Interest Transaction. A contract or transaction between the Company and a Manager in which the Manager has a direct or indirect interest as defined in the Act is not voidable by the Company solely because of the Manager’s interest in the contract or transaction if the material facts of the transaction and the Manager’s interests are disclosed or known to the Member, and the transaction is authorized, approved or ratified by the Member or if the transaction is fair to the Company.

6.08      Other Interests. Any Manager may engage in other business, including business of a nature which is the same as or similar to the business of the Company, without any duty or obligation to account to the company in connection therewith.

6.09      Standard of Conduct. All Managers shall discharge their duties of office in good faith, in a manner such Manager reasonably believes to be in the best interests of the Company and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

ARTICLE VII

INDEMNIFICATION

The Company shall be authorized and shall indemnify the Members and the Managers pursuant to and in accordance with the Act.

ARTICLE VIII

LIMITATION ON LIABILITY

Except as otherwise expressly provided herein or required by the Act or applicable law, no Member or Manager shall be personally liable for the acts, debts, liabilities or obligations of the Company, whether such arise in contract, tort or otherwise.

ARTICLE IX

MEETINGS OF MEMBERS

9.01      Meetings.  Meetings of the Members, for any purpose or purposes unless otherwise prescribed by statute, may be called by the Chief Manager or by any Member by giving written notice to all Members.

9.02      Place of Meetings.  Any meeting shall be held at the principal executive office of the Company or such other place as may be designated in the meeting notice.

9.03      Notice of Meeting.  Written notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) days nor more than two (2) months before the date of the meeting, either personally or by mail by or at the direction of the Person or Persons calling the meeting, to each Member of record entitled to vote at such meeting.

9.04      Meeting of all Members.  If all of the Members shall meet at any time and place, either within or outside of the State of Tennessce, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

9.05      Quorum.  The Members owning a majority of the total voting power of Members entitled to vote at a meeting, represented in person or by proxy, shall constitute a quorum at a meeting of Members. Once a Membership Interest is represented at any meeting, it is deemed to be present for the remainder of that meeting and for any adjournment unless a new record date is or must be set for that adjourned meeting. A meeting may be adjourned and notice of any adjourned meeting is not necessary if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken.

9.06      Voting.  Each Member shall have voting power proportionate to its Ownership Percentage. Unless otherwise provided by law or this Agreement, action on a matter by Members at a meeting at which a quorum is present is approved if the votes cast favoring the action exceed the votes cast opposing the action. Managers shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

9.07      Action By Written Consent. On any matter that under the Act, the Articles of Organization or this Agreement is to be voted on, consented to or approved by Members, the Members may take such action without a meeting, without prior notice and without a vote, if consent or consents in writing, setting forth the action so taken is signed by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on the matter were present and voted. The consent or consents must be delivered to the Chief Manager for inclusion in the records of the Company. All such consents may be signed in counterparts. Action taken under this Section is effective when the last required Member signs the consent, unless the instrument evidencing the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs the consent.

9.08      Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

ARTICLE X

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

10.01   Members’ Capital Contributions.  Each Member has made the initial Capital Contribution provided in Exhibit “A” as the Member’s initial Capital Contribution to the Company.

10.02   Additional Capital Contributions.  CBL OP shall be responsible for all additional Capital Contributions related to the Investment Property as may be required by the Company pursuant to the Venture Agreement. CBL Management shall be responsible for all additional Capital Contributions related to the Outparcels as may be required by the Company pursuant to the Venture Agreement. The Members agree that the Company’s portion of all costs of the Venture that are traceable to a particular parcel (e.g., leasing or sales commissions) are the responsibility of CBL OP in the case of Investment Property and CBL Management in the case of Outparcels. The Members further agree that the Company’s portion of all costs of the Venture that are not specifically traceable to a particular parcel (e.g., financing costs, certain site work, etc.) shall be shared proportionately by the Members based on the acreage of the Investment Property and Outparcels.

Except as otherwise expressly provided in this Agreement, in any other agreement among the Members or by applicable law, a Member shall not be liable to make further additional Capital Contributions and shall not be required to lend funds to the Company or, after its initial Capital Contribution has been made or paid, to make any additional Capital Contributions to the Company.

10.03   Additional Funds.  The Members recognize that the Company may require additional funds to pay the costs of conducting its business. If the Chief Manager determines that additional funds are necessary to pay such costs, the additional funds may be obtained by (a) utilizing any Reserves established by the Company; (b) obtaining loans from third parties, provided the terms thereof are approved hy the Chief Manager; or (c) obtaining a loan from one (1) or more of the Members in accordance with Section 10.04 below.

10.04   Loans from Members.  With the approval of the Chief Manager, any Member may lend or advance money to the Company for the purpose of providing funds to the Company that are commercially reasonable and necessary for Company purposes. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a Member shall bear interest at an annual rate approved by the Chief Manager and be repayable out of the Company’s assets on such terms as shall be approved by the Chief Manager. The Members agree that the provisions of this Section shall not be used by the Members to make unnecessary loans to the Company for the primary purpose of generating the interest to the lending Member.

10.05   Capital Accounts.  (a) An individual Capital Account shall be maintained for each Member. The Capital Account for each Member shall consist of cash and the agreed fair market value of property (net of liabilities assumed by the Company and liabilities to which such contributed property is subject) contributed to the Company by each Member which makes up each Member’s original Capital Contribution, increased by:

(i)

any cash and the agreed fair market value of any property (net of liabilities to which such contributed property is subject) contributed as additional contributions to the capital of the Company by each Member; and

(ii)	(x) with respect to CBL OP, Net Profit (including any Net Profit exempt from tax) from Investment Property, or (y) with respect to CBL Management, Net Profit from Outparcels;

and decreased by:

(i)	any cash and the agreed fair market value of any property (net of liabilities to which such distributed property is subject) distributed property is subject) distributed by the Company to each Member;

(ii)	(x) with respect to CBL OP, Net Loss from Investment Property, or (y) with respect to CBL Management, Net Loss from Outparcels; and

(iii)

(x) with respect to CBL OP, any Company expenditures from Investment Property that are neither deductible as an expense for federal income tax purposes nor properly treated as a capital expenditure, or (y) with respect to CBL Management, any Company expenditures from Investment Property that are neither deductible as an expense for federal income tax purposes nor properly treated as a capital expenditure.

(b)    The foregoing provisions and any other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Chief Manager shall determine that it is prudent to modify the manner in which Capital Accounts, or any debits or credits thereto (including, without limitation, relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members) are computed in order to comply with such Regulations, the Chief Manager may make such modification, provided, that it is not likely to have a material effect on the amount distributable to any Member upon the dissolution and liquidation of the Company. The Chief Manager also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

ARTICLE XI

DISTRIBUTIONS TO MEMBERS

11.01   Distributions.  The Chief Manager shall cause the Company to make distributions of Net Cash Flow to the Members on the following priority:

(i)      First, to CBL OP to the extent of its initial Capital Contributions and additional Capital Contributions,

(ii)     Second, to CBL Management to the extent of its initial Capital Contributions and additional Capital Contributions, and

(iii)    Third, to the Members in proportion to each Member’s Capital Account.

11.02   Limitation Upon Distributions.  No distributions shall be made to Members in violation of the Act or any other applicable law.

11.03   Interest On and Return of Capital Contributions. Except as otherwise expressly provided in this Agreement, no Member shall demand or receive a return of its Capital Contribution without the consent of all of the Members.

ARTICLE XII

ALLOCATIONS OF NET PROFITS AND NET LOSSES

12.01   General Allocations.   After giving effect to the allocations set forth in Section 12.03 below, Net Profits or Net Losses, as the case may be, for any Fiscal Year or other applicable period shall be allocated to the Members as follows:

(a)    all Net Profits or Net Losses from Investment Property shall be allocated to CBL OP.

(b)    all Net Profits or Net Losses from Outparcels shall be allocated to CBL Management.

12.03   Special Allocations.   The following special allocations shall be made in the following order:

(a)     Minimum Gain Chargeback.  Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article XIII, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto, and the items to be allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 12.03(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b)     Member Nonrecourse Debt Minimum Gain Chargeback.  Notwithstanding any other provision of this Article XII except the foregoing subsection (a) [Minimum Gain Chargeback], if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, then, to the extent required by Regulation Section 1.704-2(i)(4), each Member who has a Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Regulations. Allocations pursuant to the previous sentence shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 12.03(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c)     Qualified Income Offset.  In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) which would cause such Member to have an Adjusted Capital Account Deficit, such Member shall be specially allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations under Section 704(b) of the Code, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant lo this Section 12.03(c) shall be made if and only to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article XII have been tentativcly made as if this Section 12.03(c) were not in this Agreement.

(d)     Gross Income Allocation.  In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, however, an allocation pursuant to this Section 12.03(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article XII have been tentatively made as if Section 12.03(c) and this Section 12.0(d) were not in this Agreement.

(e)     Nonrecourse Deductions.  Nonrecourse Deductions for any Fiscal Year or other period shall be allocated among the Members in proportion to their respective Ownership Percentages.

(f)      Member Nonrecourse Deductions.  Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Regulations.

(g)     Section 754 Adjustment.  To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required to be taken into account in determining Capital Accounts, pursuant to Sections 1.704-1(b)(2)(iv) (m) of the Regulations, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

12.04   Other Allocations Rules.

(a)     For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses and any other items, shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(b)      Except as otherwise provided in this Agreement, all items of Company income, gain, loss, and deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses, as the case may be, for the year.

(c)     The Members are aware of the income tax consequences of the allocations made by this Article XII and hereby agree to be bound by the provisions of this Article XII in reporting their share of Company income and loss for income tax purposes.

12.05   Tax Allocations: Code Section 704(c).

(a)     In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value.

(b)     In the event the book value of any Company asset is adjusted, subscquent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its book value in the same manner as required under Code Section 704(c) and the Regulations thereunder.

(c)     Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 12.05 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing any Member’s Capital Account or share of Net Profits, Net Losses, or other items or distributions pursuant to any provision of this Agreement.

ARTICLE XIII

BOOKS AND RECORDS

13.01   Records and Reports.  The Chief Manager shall keep or cause to be kept full and accurate books and records (including, without limitation, all information and records required by the Act) of the Company and supporting documentation of the transactions with respect to the conduct of the Company’s business. The complete and accurate records shall be maintained at the Company’s principal executive office. All Members shall have access at all reasonable times to the books and records of the Company.

13.02   Tax Status: Elections.   Notwithstanding any provision hereof to the contrary, each of the Members hereby recognizes that, solely for purposes of the United States federal income tax laws, the Company will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, that the filing of U.S. Company Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

ARTICLE XIV

TRANSFERS OF MEMBERSHIP INTERESTS

14.01   Restrictions on Transfers.  Except as otherwise expressly permitted by this Agreement, no Member shall Transfer all or any portion of its Membership Interest to any other person and no other Person shall be admitted to the Company without the unanimous consent of the Members existing at the time such membership decision is made. The Chief Manager shall revise Exhibit “A” attached hereto to reflect the admission of new Members.

14.02   Conditions to Transfers.  A Transfer shall not be permitted under this Agreement unless and until the following conditions are satisfied:

(a)     Except in the case of a Transfer at death or involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as the Company and its counsel may deem necessary or appropriate to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement. In any case not described in the preceding sentence, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company.

(b)     The transferor and transferee shall furnish to the Company the transferee’s taxpayer identification number, sufficient information to determine the transferee’s initial tax basis in the Membership Interest transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information, statements or returns. The Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Membership Interest until it has received such information.

(c)     Except in the case of a Transfer at death or involuntarily by operation of law, the transferor shall provide evidence satisfactory to the Company and its counsel that such Transfer is exempt from all applicable registration requirements and will not violate any applicable laws regulating the Transfer of securities.

ARTICLE XV

ADMISSION OF ADDITIONAL MEMBERS

The Company shall not admit additional Members without the unanimous approval of the Members existing at the time such decision is made.

ARTICLE XVI

DISSOLUTION, TERMINATION AND WINDING UP

16.01   Events Causing Dissolution.  The Company shall be dissolved only upon the occurrence of any of the following events (collectively, the “Events of Dissolution”): (a) the approval of dissolution of the Company by the unanimous consent of the Members; (b) the passage of ninety (90) days following the sale or other disposition of all or substantially all of the assets of the Company; or (c) the occurrence of any other event that causes the dissolution of a under the Act; provided, however, that the termination, death, incapacity, withdrawal, retirement, resignation, expulsion, bankruptcy or dissolution of any Member, or the occurrence of any other event that terminates the Membership Interest of any Member, shall not constitute an Event of Dissolution.

The dissolution of the Company pursuant to this Section 16.01 shall be effective on the date such Event of Dissolution occurs, but the Company shall not terminate until the assets of the Company have been distributed as provided herein, and the dissolution and winding-up of the Company have been completed.

16.02   Winding Up.  Upon the occurrence of an Event of Dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner). Except as required by the Act, the assets of the Company shall be applied and distributed in the following order and priority: (i) to creditors to the extent provided by applicable law in satisfaction of liabilities of the Company, whether by payment or the making of reasonable provision for payment thereof; and (ii) to the Members in accordance with and in proportion to their positive Capital Account balances after giving effect to allocations of Net Profits and Net Losses pursuant to Section 12.01 hereof for the year including the Event of Dissolution. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Members in the manner provided for in this Agreement and (ii) the Certificate of Organization shall have been canceled in the manner required by the Act.

ARTICLE XVII

MISCELLANEOUS PROVISIONS

17.01   Notices.  All notices, consents, waivers, directions, requests, votes or other instruments or communications provided for under this Agreement shall be in writing, signed by the party giving the same, and shall be deemed properly given three (3) business days after mailing if sent by registered or certified United States mail, postage prepaid, addressed;

(a)	in the case of the Company, to the address set forth in Section 2.03;

(b)	in the case of any Member, to the address set forth on Exhibit “A”;

or to such address as any party may specify in writing to the other parties.

17.02   Applicable Law.  This Agreement and the rights of the Members and Managers shall be governed by and construed and enforced in accordance with the laws of the State of Georgia (without regard to conflict of laws principles).

17.03   Severability.  In case any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and any other application thereof shall not in any way be affected or impaired thereby.

17.04   Binding Effect.  Except as herein otherwise provided to the contrary, this Agreement shall be binding upon, and inure to the benefit of, the Members and their respective heirs, executors, administrators, successors, transferees and assigns.

17.05   Amendment.  This Agreement may be amended, modified or supplemented only by a writing executed by each of the Members. Notwithstanding the preceding statements, the Chief Manager and the Secretary are hereby authorized and directed to amend Exhibits “A” and “B” to reflect changes in the information set forth on such Exhibits.

17.06   Waiver of Partition; Nature of Interest.  To the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Person might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company.

17.07   Benefits of Agreement; No Third-Party Rights.  None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the Members, and nothing in this Agreement shall be deemed to create any right in any Person not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person.

IN WITNESS WHEREOF, the undersigned have entered into this Agreement as of the date first written above.

MEMBERS:

CBL & ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership

By:	CBL Holdings I, Inc., its general partner

By:
Name:	JOHN N. FOY
Title:	Vice Chairman of the Board
and Chief Financial Officer

CBL & ASSOCIATES MANAGEMENT, INC., a Delaware corporation

By:
Name:	JOHN N. FOY
Title:	Vice Chairman of the Board
and Chief Financial Officer

Attached to and made a part of that certain Limited Liability Company Agreement of CBL Statesboro Member, LLC.

EXHIBIT “A”

Members

Name and Address	Ownership Percentage	Initial Capital Contribution
CBL & Associates Limited Partnership CBL Center, Ste 500 2030 Hamilton Place Boulevard Chattanooga, Tennessee 37421	75.28%	$9,901,151.62
CBL & Associates Management, Inc. CBL Center, Ste 500 2030 Hamilton Place Boulevard Chattanooga, Tennessee 37421	24.72%	$3,251,281.38
Totals	100%	$13,152,433.00

Attached to and made a part of that certain Limited Liability Company Agreement of CBL Statesboro Member, LLC.

EXHIBIT “B”

Managers

Chief Manager:	CBL & Associates Limited Partnership

Secretary:	CBL Holdings I, Inc.

Attached to and made a part of that certain Limited Liability Company Agreement of CBL Statesboro Member, LLC.

EXHIBIT “C”

Site Plan Depicting Outparcels

(to be attached)